CANNASSIST INTERNATIONAL CORP.

1548 Loch Ness Dr.

Fallbrook, CA 92028

760-990-3091

February 27, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	CannAssist International Corp.
Registration Statement on Form S-1
File No. 333-227914

To the Securities and Exchange Commission:

CannAssist International Corp. has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. 333-227914) and had earlier filed “Correspondence” with the Staff of the Commission requesting acceleration of the effective date of that Registration Statement.

In consideration of subsequent comments we received from the Staff of the Commission, we hereby withdraw our request to accelerate the effective date of that Registration Statement pending a subsequent amendment to the Registration Statement to include financial statements for the year ended December 31, 2018, once they become available.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Mark Palumbo

Chief Executive Officer

CannAssist International Corp.